Exhibit 4.40

This 3rd Supplemental Agreement is made this 01 day of November 2022

Between

(1)	WILLIS TOWERS WATSON HEALTH AND BENEFITS (SG) PTE LTD., a company incorporated in Singapore and having its registered address at 21 Collyer Quay, #09-101, Singapore 049320 (“Willis Towers Watson”) of the one part; and

(2)	Wellteq Pte Ltd, a company incorporated in Singapore, having its principal place of business at CIDC Building, 90 Eu Tong Sen Street, #03-02B, Singapore 059811 (“Vendor”) of the other part.

Whereas

(1)	Vendor and Willis Towers Watson have entered into a Collaboration Agreement (“Collaboration Agreement”) dated 21st February 2020 (as amended subsequently on 28th August 2020) in relation to the provision of the Vendor wellness solution to their employees.

(2)	Vendor and Willis Towers Watson entered the 1st supplemental agreement dated 1st August 2020 and subsequently entered into the 2nd supplemental agreement dated 24th September 2021 (“Supplemental Agreement”) to document the engagement of Vendor by Willis Towers Watson for the provision of the certain Services and Deliverable Items as described in the Appendix of the Supplemental Agreement (the “Services”). The fee and payment of the Services between Willis Towers Watson and Vendor are set out in the Appendix of the Supplemental Agreement.

(3)	Now, Vendor and Willis Towers Watson wish to enter into this 3rd Supplemental Agreement to extend the duration of the Services.

Now, therefore, in consideration of the mutual covenants set forth herein and for the other good and valuable consideration, the parties mutually agreed that:

The duration of the Services shall be for a further period of 12 months, effective from 1st January 2023 to and including 31st December 2023. Willis Towers Watson shall have the right to terminate or suspend the Services and/or the Supplemental Agreement and/or this 3rd Supplemental Agreement by giving a 60-day written notice to Vendor. For the avoidance of doubt, the Services and the Fees shall remain unchanged and subject to the provisions in the Appendix of the Supplemental Agreement; except for the minor changes to the fees which are documented in the appendix to this 3rd Supplemental Agreement.

MISCELLANEOUS:

1.	Interpretation

In this 3rd Supplemental Agreement, words and expressions defined in and rules of interpretation set out in the Collaboration Agreement and the Supplemental Agreement shall have the same meaning and effect when used in this 3rd Supplemental Agreement except where the context requires otherwise.

2.	Entire Agreement

This 3rd Supplemental Agreement contains the whole agreement between the parties with respect to the subject matter herein and replaces all previous written or oral agreements relating to the subject matter herein.

3.	Amendment and Review

Except to the extent expressly amended and supplemented by this 3rd Supplemental Agreement, all terms and conditions of the Collaboration Agreement and the Supplemental Agreement shall remain unchanged and in full force and effect. This 3rd Supplemental Agreement, the Collaboration Agreement and the Supplemental Agreement shall be read and construed as one and the same document and this 3rd Supplemental Agreement shall be considered to be a part of the Collaboration Agreement and the Supplemental Agreement.

4.	Effective Date

The amendments provided for in this 3rd Supplemental Agreement shall take effect on the date above written.

5.	Governing Law

This 3rd Supplemental Agreement and any dispute or claim arising out of, relating to or in connection with it shall be governed by, and construed in accordance with, the laws of the Republic of Singapore.

6.	Notices

All notices, approvals, consents or other communications in connection with this 3rd Supplemental Agreement shall be given in a manner as previously agreed upon between the parties.

7.	Third-Party Rights

No person who is not a party to this 3rd Supplemental Agreement shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this 3rd Supplemental Agreement.

8.	Counterparts

This 3rd Supplemental Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this 3rd Supplemental Agreement the day and year first above written.

SIGNED BY Jeames Gillett for and on behalf of	/s/ Jeames Gillett	) )

WELLTEQ PTE LTD		)

In the presence of: - Dated; -	11/11/2022	) )

SIGNED BY Cedric Luah	/s/ Cedric Luah	)

for and on behalf of		)

WILLIS TOWERS WATSON HEALTH AND BENEFITS (SG) PTE. LTD.,		)

In the presence of: -)

Dated; -	11/11/2022)

Appendix

No	Service	Description	Unit
1	Wellteq Mobile App Access

●     12-month subscription Jan 2023 to Dec 2023 (smartphone app and technical user support) to all WTW colleagues in Asia & Australasia

●     Unlimited usage WTW population

●     Billing based on total headcount of 6,259 employees in Asia & Australasia

SGD45,064.80 (SGD0.60 PEPM)
2	Rewards & Incentives	● Surprise and delight prize fund for employee rewards ● Allocation considered for 2 team programs, 4 mini quizzes and 12 months of monthly rewards	*SGD20,000
3	FaceScan - Web	● Access to FaceScan via web URL ● Up to 12,518 web scans (~2 scans per employee)**	-

Grand total	SGD65,064.80

No	Optional

1	Webinars	● 60-min webinars on various wellbeing topics ● Email and in-app communications to promote webinars	SGD1,000
2	FaceScan - Web	● Access to FaceScan via web URL	USD5 per scan
3	FaceScan - application	● Access to FaceScan enabled through the application	USD5 per scan
4	BodyScan - application	● Access to BodyScan enabled through the application	USD5 per scan

*	the budget allocated for rewards & incentives may vary due to conversion rates and changes to program plans. FX rate will be taken at the first day of the beginning of the quarter for all pre-paid quarterly reward allocations.

**	access to FaceScan to be restricted by WTQ when the limit is reached

Notes:

Billing arrangement:

-	For Item 1: upfront full payment due by Dec 2022

-	For Item 2:

o	upfront 10% payment (i.e., SGD2,000) due by Dec 2022

o	WTQ to bill remaining amount by per quarter based on actual spending in 2023